Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      We hereby consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-3 of (i) our report dated March 7, 2005 relating to the financial statements, financial statement schedules, management’s assessment of the effectivess of internal control over financial reporting and the effectivess of internal control over financial reporting, which appears in Amendment No. 2 to Gladstone Commercial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004 and; (ii) our report dated July 13, 2005 relating to the historical summary of revenue, which appears in Gladstone Commercial Corporation’s Current Report on Form 8-K/A dated July 29, 2005. We also consent to the reference to us under the heading “Experts” in such Registration Statement.
/s/ PricewaterhouseCoopers LLP
McLean, VA
October 19, 2005